Press Release



Contact Information:
Texen Oil and Gas, Inc.
Corporate Headquarters
Tel: 1-713-782-5758
    or
Wendy Prabhu
Investor Relations Contact
Mercom Capital Group, llc
Tel: 1-602-748-1458

FOR IMMEDIATE RELEASE

Texen Oil and Gas Names Michael Sims as President and CEO

Houston, TEXAS July 21, 2004 – Texen Oil and Gas, Inc. (OTC BB: TXEO), a Standard and Poors listed company, is please to announce that it has named Mr. Michael Sims as President and CEO. Mr. Sims has been involved with Texen Oil and Gas in various capacities since its inception and most recently as Vice President. "Mr. Sims vision since the beginning has been paramount to the positioning of the company. He is the best candidate to assist the company in developing its properties and growing its assets in today's oil and gas marketplace, " states Tatiana Golovina.

Mr. Sims was instrumental in the initial sourcing of the company's assets and negotiating leasehold agreements. Mr. Sims has been involved in a diverse range of business opportunities in the oil and gas sector over the last thirty years.   His experience includes oil and gas drilling, exploration, production, manufacturing and transportation. Mr. Sims has assisted companies in attracting capital in both the private and public sectors. "I am excited to be at the helm of Texen Oil and Gas and look forward to developing the company and its shareholders to take advantage of today's marketplace, " states Mr. Sims.

Mr. Sims will replace Tatiana Golovina who will resign from the position, but remains the largest individual shareholder of the company.   Ms. Golovina further stated, "As the largest individual shareholder of the company I will continue to be involved with the company's activities and assist in growing the company any way I can."

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas producing properties in Victoria, DeWitt and Waller Counties, Texas.   Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO the OTC bulletin board. For additional information, please visit our web site at: www.texenoilandgas.com.

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